UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 3, 2022

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         ☒            Form 40-F         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Incorporation by Reference

The information contained in this Report on Form 6-K, including the information set forth in Exhibit No. 1, but excluding the information set forth in Exhibit No. 2, Exhibit No. 3 and Exhibit No.4 shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-260702 and 333-260703), as such prospectuses may be amended or supplemented from time to time. The financial information for the three months ended December 31, 2021 has not been audited or reviewed by any independent registered public accounting firm and has been derived from the unaudited financial statements for the quarterly period ended December 31, 2021. Any other financial information provided as at a date after December, 31 2021 has not been audited or reviewed by any independent registered public accounting firm either. The information contained in this Report is presented for information purposes only, is based on management’s current information and reflects management’s view of other factors, including a wide variety of significant business, economic and competitive risks and uncertainties, which may be heightened during the current COVID-19 pandemic. Certain data herein may involve underlying estimates, assumptions and judgments when applying accounting policies and preparing its financial statements, particularly in connection with the calculation of provisions. Any change in such estimates, assumptions and/or judgments resulting from new information or from changes in circumstances or experience could result in Westpac incurring losses greater than those anticipated or provided for.

On February 3, 2022, Westpac provided the market with an update of its performance for the three months ended December 31, 2021 (“1Q22”). The update coincided with the release of Westpac’s Pillar 3 Report for 1Q22.

1Q22 reported net profit after tax1

Reported net profit (A$m)	2H21 Qtr Avg.	1Q22
Net interest income	4,255	4,498
Non-interest income[2]	1,013	949
Operating expenses	(3,657)	(2,701)
Impairment (charges)/benefit	109	(118)
Income tax expense and net profit attributable to non-controlling interests	(712)	(813)
Net profit attributable to owners of WBC	1,008	1,815
Cash earnings	908	1,584

1 Performance comparison is 1Q22 compared to 2H21 quarterly average unless stated otherwise. 1Q22 reported profit is unaudited.

2 Non-interest income is the total of net fee income, net wealth management and insurance income, trading income, and other income

•	Reported net profit A$1,815m, up 80% on Second Half 2021 (“2H21”) quarter average

•	Net interest income

○	Average interest earning assets of A$868bn, up 5%, mostly from liquid assets up A$29bn and gross loans up A$11bn

○	Net interest margin (“NIM”) 2.05%, down 1 basis point. NIM decline from competitive pressures and increased liquid assets. Largely offset by fair value gain on economic hedges

•	Non-interest income down 6% or A$64m mostly from loss of revenue due to businesses sold in 2H21

•	Operating expenses down A$956m (or 26%) due to the absence of asset write-downs in 1Q22, lower litigation and remediation costs, lower headcount[3], and lower expenses from businesses sold in 2H21

•	Impairment (charges)/benefit

○	provision overlay up A$371m and increased weighting of downside economic scenario to 45% from 40%

•	Income tax expense and net profit attributable to non-controlling interests up 14%

Cash earnings policy4 and cash earnings adjustments to reported profit

Westpac Group uses a measure of performance referred to as cash earnings to assess financial performance at both a Group and divisional level. Management believes it is the most effective way to assess performance for the current period against prior periods and to compare performance across divisions and across peer companies

To calculate cash earnings, reported net profit is adjusted for:

•	Material items that key decision makers at the Westpac Group believe do not reflect the Group’s operating performance

•	Items that are not typically considered when dividends are recommended, such as the impact of treasury shares and economic hedging impacts

3 Headcount includes full time employees and third-party contractors

4 Cash earnings is not a measure of cash flow or net profit determined on a cash accounting basis, as it includes both cash and non-cash adjustments to statutory net profit. The specific adjustments outlined include both cash and non-cash items. Cash earnings is reported net profit adjusted for certain items which management believe provides a measure of profit that is more effective for assessment of performance. All adjustments shown are after tax.

A$m	2H21 Qtr Avg.	1Q22
Reported net profit	1,008	1,815
Fair value (gain)/loss on economic hedges	(92)	(244)
Ineffective hedges	(8)	13
Cash earnings	908	1,584

Expected credit loss provisions

Chart: Expected credit loss provisions (A$m)

Chart: Provisions and coverage

	Sep- 21	Dec- 21
Loan provision to gross loans (bps)	70	66
Impaired asset provisions to impaired assets (%)	54	49
Collective provisions to credit RWA (bps)	117	118

•	Total provision balances A$4,766m down A$241m, despite increased weighting to economic downside scenario and higher overlay of A$551m

•	Total provisions lower from Individually Assessed Provisions (“IAP”) write-offs and improving credit quality metrics. A$275m Forum Finance provision written off.

•	Increase in Collectively Assessed Provisions (“CAP”) of A$63m due to increased COVID-19 uncertainty:

○	Higher overlay[5] (A$371m)

○	Increase in weighting to 45% for downside economic scenario (A$180m)

○	Partly offset by decline in Stage 2 and Stage 3 CAP due to improved credit quality metrics

Credit quality metrics improved

•	Stressed assets to TCE 1.15%, 21 basis points lower than September 2021 due to

○	ratings upgrades and repayments in Westpac Institutional Bank

○	decrease in mortgage delinquencies and reduction in past due but not impaired commercial exposures in the Business division

○	Forum Finance partial write-off

•	Mortgage 90+ day delinquencies – Australia 0.95% (down 12 basis points), New Zealand 0.30% (unchanged)

•	Unsecured consumer finance 90+ day delinquencies – Australia 1.55%, New Zealand 1.48%

Simplification

•	Simplification initiatives well progressed in 1Q22

○	Headcount[6] down by over 1,100

○	Wholesale auto dealer portfolio sold

○	Announced new organisational structure to simplify head office

5 Overlay raised to address further uncertainty and risks arising from COVID-19, such as supply chain disruption, labour shortages, inflation and asset price risks.

6 Headcount includes full time employees and third-party contractors

Westpac Group Announces Changes to Structure and Executive

Westpac Group today announced changes creating a smaller, more focussed head office, reducing the size of corporate functions by around 20 per cent.

Executive Changes

Westpac also announced a restructure of its management team.

The roles of Chief Risk Officer and Group Executive, Financial Crime, Compliance and Conduct will be combined.

Chief Risk Officer, Mr David Stephen has decided to leave the Group after more than three years of service.

Mr Les Vance, Group Executive, Financial Crime, Compliance and Conduct will also be leaving the Group later in the year. He will continue to support the Customer Outcomes and Risk Excellence (CORE) program for a period, reporting to Mr Peter King.

Mr Ryan Zanin has been appointed Westpac Group Chief Risk Officer, joining the Group from the Federal National Mortgage Association (Fannie Mae) in New York, where he is Executive Vice President and Chief Risk Officer. Mr Zanin has more than 40 years’ experience in large, complex, global financial services businesses including consumer, commercial, investment banking, and markets. Mr Zanin has held Chief Risk Officer roles at GE Capital, Wells Fargo & Company, Wachovia Corporation and Deutsche Bank. Mr Zanin has also been on the Boards of Fannie Mae and General Electric Capital Corporation.

Mr Stephen will remain in his current role until May, when Mr Zanin will join the Group subject to regulatory approval.

Two new divisions will also be created to drive further efficiency and productivity - Corporate Services and Customer Services & Technology.

Corporate Services brings together the shared services functions of Property, Procurement, HR Services, Finance Services, Corporate Affairs & Community and Sustainability. Carolyn McCann, currently Group Executive, Customer & Corporate Relations, will lead this new division.

Customer Services & Technology will be responsible for functions that support our customers and benefit from operating at scale including Operations, Remediation, Complaints and Technology. Scott Collary, currently Chief Operating Officer, will lead this division as Group Executive, Customer Services and Technology.

The Group expects to incur a small restructuring charge with its First Half 2022 results. As the Group refines the changes and the new roles, it expects to book additional restructuring charges at the Group’s Full Year 2022 results.

Index to Exhibits

Exhibit No.	Description
1	Westpac Group December 2021 Pillar 3 Report
2	ASX Release – Westpac 1Q22 Update
3	1Q22 Update
4	ASX Release – Westpac Group Announces Changes to Structure and Executive

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, macro and micro economic and market conditions, results of operations and financial condition.

We use words such as ‘will’, ‘may’, ‘expect’, ‘indicative’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘aim’, ‘probability’, ‘risk’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’ or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results could differ materially from the expectations described in this Report. Factors that may impact on the forward-looking statements made include, but are not limited to, those described in the section entitled ‘Risk factors’ in Westpac’s 2021 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as the ongoing impact of COVID-19. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events. We are under no obligation, and do not intend, to update any forward-looking statements contained in this Report, whether as a result of new information, future events or otherwise, after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: February 3, 2022	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Tier One Attorney